UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on July 14, 2026
2.	Annual Meeting Proxy Card
3.	Annual Meeting Proxy Card (Brokers)
4.	Proxy Statement
5.	CEO Letter to Shareholders

Item 1

Step 1: Step 2: Step 3: Step 4: Step 5: Go to www.envisionreports.com/GPRK . Click on Cast Your Vote or Request Materials . Follow the instructions on the screen to log in. Make your selections as instructed on each screen for your delivery preferences. Vote your shares. Online Go to www.envisionreports.com/GPRK or scan the QR code — login details are located in the shaded bar below. 04AQOE When you go online, you can also help the environment by consenting to receive electronic delivery of future materials. Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side no later than 10 days prior to the meeting date to facilitate timely delivery. 2 N O T Annual General Meeting Notice 1234 5678 9012 345 Important Notice Regarding the Availability of Proxy Materials for the GEOPARK LIMITED Annual General Meeting to be Held on 14 July 2026 Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual general meeting are on the reverse side. Your vote is important! This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice, Proxy Card, 2025 Annual Report (20 - F), Proxy Statement and Company Letter are available at: www.envisionreports.com/GPRK If you would like to receive a hard copy, please request by email to investorvote@computershare.com. Easy Online Access — View your proxy materials and vote. Votes submitted electronically must be received by 11:59 p.m., EDT, on 13 July 2026. MMMMMMMMMMMM MMMMMMMMM 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE SACKPACK C 1234567890 C O Y MMMMMMM

Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.envisionreports.com/GPRK . Click Cast Your Vote or Request Materials. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, all requests for a paper copy of proxy materials must be received no later than 10 days prior to the meeting date. Annual General Meeting Notice GEOPARK LIMITED’s Annual General Meeting of Shareholders will be held on 14 July 2026, at Richmond House, 12 Par - la - Ville Road, Hamilton HM 08, Bermuda at 9:30 a.m. EDT. Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1 – 11. 1. To re - elect James F. Park as a Director of the Company to serve until the next Annual General Meeting. 2. To re - elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting. 3. To re - elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting. 4. To re - elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting. 5. To re - elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting. 6. To re - elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting. 7. To elect Gabriel Gilinski as a Director of the Company to serve until the next Annual General Meeting. 8. To elect Dorita Gilinski as a Director of the Company to serve until the next Annual General Meeting. 9. To elect Camilo Martínez as a Director of the Company to serve until the next Annual General Meeting. 10. To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2026, to hold office until the close of the next Annual General Meeting. 11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company. 12. To present the audited consolidated financial statements for the fiscal year ended 31 December 2025, and the Auditor’s report thereon. The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting. The Board of Directors of the Company has fixed June 1, 2026, as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Item 2

1 U P X Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 11 (Proposal 12 is not subject to vote). A MMMMMMM 04AQMC 1. To re - elect James F. Park as a Director of the Company to serve until the next Annual General Meeting. For Against Abstain For Against Abstain 2. To re - elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting. 2026 Annual General Meeting Proxy Card 1234 5678 9012 345 Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T 3. To re - elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting. 4. To re - elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting. 5. To re - elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting. 6. To re - elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting. 7. To elect Gabriel Gilinski as a Director of the Company to serve until the next Annual General Meeting. 8. To elect Dorita Gilinski as a Director of the Company to serve until the next Annual General Meeting. 9. To elect Camilo Martínez as a Director of the Company to serve until the next Annual General Meeting. 10. To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2026, to hold office until the close of the next Annual General Meeting. 11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company. 12. To present the audited consolidated financial statements for the fiscal year ended 31 December 2025, and the Auditor’s report thereon. MMMMMMMMMMMM MMMMMMMMM 6 9 0 7 4 0 If no electronic voting, delete QR code and control # 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE SACKPACK 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 11:59 p.m., EDT, on 13 July 2026. Online Go to www . envisionreports . com/GPRK or scan the QR code — login details are located in the shaded bar below . Phone Call toll free 1 - 800 - 652 - VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GPRK

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GPRK Notice of 2026 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — 14 July 2026 Robert Alexander, William Cooper, Kyra Dunstan and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on 14 July 2026 or at any postponement or adjournment thereof . The Board of Directors of the Company has fixed June 1 , 2026 , as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof . Shares represented by this proxy will be voted as indicated by the shareholder . If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 11 . In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting . (Items to be voted appear on reverse side) GEOPARK LIMITED Non - Voting Items C T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T Change of Address — Please print new address below. Comments — Please print your comments below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B 2026 Annual General Meeting of GeoPark Limited’s Shareholders The 2026 Annual General Meeting of Shareholders of GeoPark Limited will be held on Tuesday, 14 July 2026, at Richmond House, 12 Par - la - Ville Road, Hamilton HM 08, Bermuda at 9:30 a.m. EDT.

Item 3

1 U P X Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 11 (Proposal 12 is not subject to vote). A 04AQNB 1. To re - elect James F. Park as a Director of the Company to serve until the next Annual General Meeting. For Against Abstain For Against Abstain 2. To re - elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting. 2026 Annual General Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T 3. To re - elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting. 4. To re - elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting. 5. To re - elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting. 6. To re - elect Felipe Bayon as a Director of the Company to serve until the next Annual General Meeting. 7. To elect Gabriel Gilinski as a Director of the Company to serve until the next Annual General Meeting. 8. To elect Dorita Gilinski as a Director of the Company to serve until the next Annual General Meeting. 9. To elect Camilo Martínez as a Director of the Company to serve until the next Annual General Meeting. 10. To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending 31 December 2026, to hold office until the close of the next Annual General Meeting. 11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company. 12. To present the audited consolidated financial statements for the fiscal year ended 31 December 2025, and the Auditor’s report thereon. MMMMMMMMMMMM MMMMMMMMM 6 9 0 7 4 0

Notice of 2026 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — 14 July 2026 Robert Alexander, William Cooper, Kyra Dunstan and Guy Cooper, or any of them, each with the power of substitution, are hereby appointed as proxies (the “Proxies”) and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of GeoPark Limited to be held on 14 July 2026 or at any postponement or adjournment thereof . The Board of Directors of the Company has fixed June 1 , 2026 , as the record date of the Annual General Meeting and only holders of record of common shares of the Company on such date, or their legal proxyholders will be entitled to receive notice of, to attend and vote at the Annual General Meeting or any adjournment or postponement thereof . Shares represented by this proxy will be voted as indicated by the shareholder . If no such directions are indicated, the Proxies will have authority to vote FOR items 1 – 11 . In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting . (Items to be voted appear on reverse side) GEOPARK LIMITED T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B

Item 4

GEOPARK LIMITED This document is important and requires your immediate attention ANNUAL GENERAL MEETING Bermuda, 14 July 2026

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser .

GEOPARK LIMITED (Incorporated in Bermuda with number EC 33273) Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 9:30 a.m. EDT on 14 July 2026 at Richmond House, 12 Par - la - Ville Road, Hamilton HM 08, Bermuda 14 July 2026 ANNUAL GENERAL MEETING

4 ANNUAL GENERAL MEETING ANNUAL GENERAL MEETING OF GEOPARK LIMITED (the “Company” or “GeoPark”) Dear Shareholder: Please be advised that the Annual General Meeting (the “AGM”) of the Company will be held at 9:30 a.m. EDT on Tuesday, 14 July 2026, at Richmond House, 12 Par - la - Ville Road, Hamilton HM 08, Bermuda, for the following purposes: Election of Directors (Resolutions 1 to 9) Resolutions 1 to 6 propose the re - election of: James F . Park, who was elected as a Director at the 2025 AGM of the Company to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Robert A . Bedingfield, who was elected as a Director at the 2025 AGM of the Company to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Carlos E . Macellari, who was elected as a Director at the 2025 AGM of the Company to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Brian F . Maxted, who was elected as a Director at the 2025 AGM of the Company to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Constantin Papadimitriou, who was elected as a Director at the 2025 AGM of the Company to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Felipe Bayon, who was elected as a Director at the 2025 AGM of the Company to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for re - election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Resolutions 7, 8 and 9 propose the election of: Gabriel Gilinski who was appointed to act as a Director effective as of 8 March 2026 by the Board of Directors to serve until the 2026 AGM, and whose appointment expires at the conclusion of the 2026 AGM in accordance with the Company’s Bye - laws, offers himself for election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed . Dorita Gilinski in accordance with the Company’s Bye - laws, offers herself for election as a Director to serve until the next annual general meeting of the Company or until her successor is elected or appointed. Camilo Martínez, in accordance with the Company’s Bye - laws, offers himself for election as a Director to serve until the next annual general meeting of the Company or until his successor is elected or appointed. 1. 2. 3. 4. 5. 6. 7. 8. 9.

5 ANNUAL GENERAL MEETING 1 Directors’ general information, share ownership and ages are as of 30 May 2026. In accordance wit h the Company’s Bye - laws, the Board of Directors of the Compan y (the “Board”) recommends the re - election of the Director nominees listed in Resolutions 1 through 6 and the election of Gabriel Gilinski, Dorita Gilinski and Camilo Martínez as Directors as per Resolutions 7 through 9 to serve all the Directors until the next AGM or until their successors are elected or appointed . The terms of office of all Directors listed in Resolutions 1 through 9 expire at the 2027 AGM and they all have indicated their willingness to b e re - elected and elected . Please see below brief biographical details of each Director nominee standing and recommended by the Board for re - election and election pursuant to Resolutions 1 through 9 1 . The Board values the individual contributions of each of the Director nominees referred to above and is keen to retain their services . Accordingly, the Board recommends that you vote in favor of each of the Resolutions 1 through 9 re - electing and electing the Director nominees . Directors Felipe Bayon Age: 60 Nationality: Colombia and USA Director since: June 2025 Felipe Bayon was appoin t e d Chief Executive Ofﬁcer and a member of our Board since June 2025 . With more than three decades of accomplishments in the international oil and gas industry, h e is widely recognized as one of Latin America’s most respected energy executives . From 2017 to 2023 , h e served as CE O of Ecopetrol, where h e led 18 , 000 employees, manage d production of approximately 700 , 000 barrels of oil equivalent per day and oversaw revenues exceeding $ 30 billion . During his tenure, Ecopetrol delivered record ﬁnancial, operational, and safety results and expanded into the U . S . Permian Basin in partnership wit h Occidental, into Brazil’s ultradeepwater pre - salt ﬁelds wit h Shell, and became a leader in the Latin American power transmission sector . He also led strategic investments in renewable energy, water management , and climate - focused solutions . Felipe began his career at Shell before joinin g BP, where h e spent 21 years in senior operational and executive roles across Colombia, Argentina, Bolivia, the United States, and the United Kingdom . From 2005 to 2010 , h e served as CE O of Pan American Energy, one of Argentina’s leading private oil and gas companies . Felipe has served on multiple Boards of Directors across the energy, utilities, education, and technology sectors . With deep, ﬁrst - hand knowledge of the regions where GeoPark operates, h e brings the operational expertise and strategic vision to drive the Company’s growth, strengthen its regional leadership, and advance its long - term goals . Felipe holds a bachelor’s degree in mechanical engineering from Universidad de los Andes in Colombia. Committee Memberships : Technical Committee, Strategy and Risk Committee and SPEED/Sustainability. Common Shares Held: 27,654

6 ANNUAL GENERAL MEETING Robert A. Bedingfield Age: 78 Nationality: USA Director since: March 2015 Robert A. Bedingﬁeld has been a member of our Board since March 2015. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies, including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingﬁeld has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingﬁeld served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. From 2013 to 2023, Mr. Bedingﬁeld served as board member and Chairman of the Audit Committee of NYSE - listed Science Applications International Corp (SAIC). Robert holds a degree in Accounting from the University of Maryland and is a Certiﬁed Public Accountant. Committee Memberships : Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee. Common Shares Held: 234,896 2 As of May 2026, 600,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements. James F. Park Age: 70 Nationality: USA Director since: May 2002 James F . Park co - founded the Compan y in 2002 and served for 20 years as GeoPark’s Chief Executive Ofﬁcer until his retirement ef f ecti v e 30 June 2022 , and has bee n a member of our Board since May 2002 . He founded, built the team, and led the strategy and growth of GeoPark from its small footprint at the southern tip of Sout h America into becoming one of the leading oil and gas companies operating across Latin America today . He continues to serve as Vi c e Chair of our Board of Directors, Chair of the Strategy and Risk Committee and a member of the Technical and SPEED/Sustainability Committees . Mr . Park has more than 50 years of experience in all phases of the upstream oil and gas business, wit h a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe - including projects in North America, Central America, Sout h America, Asia, Europe, Africa, and the Middle East - wit h a focus on people, communities, and the environment . James earned a Bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the Geophysics Laboratory of the University of Texas . Mr . Park has a degree in environmental management from the University of California at Santa Barbara and is a member of the Board of Directors of GoodRock LLC . He is a former member of the Boards of Directors of the humanitarian non - proﬁt, SEE (Surgical Eye Expeditions ) International, and the service and advocacy non - proﬁt, Girls, Inc . He is a member of the AAPG and SPE and has lived in Latin America since 2002 . Committee Memberships : Strategy and Risk Committee, Technic al Committee, and SPEED/Sustainability Committee . Common Shares Held : 8 , 717 , 251 2

7 ANNUAL GENERAL MEETING Carlos E. Macellari Age: 73 Nationality: Argentina Director since: July 2022 Carlos E . Macellari has bee n a member of our Board since July 2022 . He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol, YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil) . As Director of Exploration and Development for Tecpetrol, h e led the subsurface team responsible for making Fortín d e Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia . As Worldwide Director of Geology, h e also led the technical group behin d Repsol’s exploration success in locations such as Libya, Algeria, Pre - Salt Brazil, the Gulf of Mexico, Venezuela and Peru . He has published over 50 technical papers and has bee n a guest lecturer in numerous international forums . He is the founder of the Journal of South American Earth Sciences, has lectured several courses in the USA, Colombia, Spain and Argentina and is currently a professor for postgraduate students at Universidad Nacional d e La Plata . A t present h e is a n independen t consultant on oil and gas exploration and production after f oundin g and managing Andes Energy Consulting, and since 2024 an independen t board member at Olympic Peru Inc . Carlos holds a bachelor’s degree in geology from the Universidad Nacional d e La Plata in Argentina, and a master’s degree and a PhD in geology from Ohio State University . Committee Memberships : Strategy and Risk Committee, Technical Committee and Audit Committee . Common Shares Held : 56 , 108 Brian F. Maxted Age: 68 Nationality: England Director since: July 2022 Brian F. Maxted has been a member of our Board since July 2022. He is a proven oil and gas explorer, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of signiﬁcant basin and play discoveries over 30 years. He spent the ﬁrst part of his professional life from the late 1970s working for BP in locations including Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil ﬁelds in the early 1990s. During the second half of his career from the mid 1990s through the 2010s Mr. Maxted held various exploration leadership roles for US - based independents, including Triton Energy and Hess Corporation. In 2003, Mr. Maxted became a founding partner and later the CEO/CXO and Board Director of Kosmos Energy. Mr. Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies. In addition, he led the formation of Lapis Energy – now Lapis Carbon Solutions Holdings LP, a company focused on carbon solutions in the US Lower 48, where he currently serves as Chair of the Board. Mr. Maxted is also a member of the board of directors of Triple 7 Energy Inc. Committee Memberships : Technical Committee, Compensation Committee, and Strategy and Risk Committee. Common Shares Held: 42,459

8 ANNUAL GENERAL MEETING Constantin Papadimitriou Age: 65 Nationality: Greece Director since: May 2018 Constantin Papadimitriou has bee n a member of our Board since May 2018 . He is a respected and successful international investor and businessman, wit h more than 30 years of investment experience in global capital markets and in resource and industrial projects and was a n early investor in GeoPark . Mr . Papadimitriou was for 18 years the Hea d of General Oriental Investments S . A . , the Investment Manager of the Cavenham Funds, as part of the Cavamont Group founded by the Late Sir James Goldsmith . During his tenure at the Cavamont group, Mr . Papadimitriou was initially CFO, then Hea d of the Private Equit y Portfolio representing the group on the Boards of associated companies including investments in the oil and gas , mining, real estate, and gaming sectors (including Basic Petroleum, a Nasdaq - listed Guatemalan oil and gas company) . He is now a f oundin g partner of Diorasis International, a company mainly focusing on investments in Aquaculture, and also chairs the Greek Language School of Geneva and Lausanne . Mr . Papadimitriou is currently a non - executive board member of Cavamont Holdings Limited, Capland S . A . and Tellco AG . Constantin holds a n Economics and Finance degree and a post - graduate diploma in European Studies from Geneva University . Committee Memberships : Compensation Committee, Audit Committee, and Strategy and Risk Committee . Common Shares Held : 103 , 922 Gabriel Gilinski Age: 39 Nationality: USA Director since: March 2026 Gabriel Gilinski has bee n a member of our Board since March 2026 . He is a senior executive within the Gilinski Group and brings dee p experience in ﬁnancial services, banking and board - level governance, wit h a track record supporting the Group’s growth initiatives and portfolio expansion through hands - on involvement and strategic oversight across its businesses . He has bee n Director of JGB Financial Holdco Inc . since 2010 and has served on the boards of Banco GNB Paraguay ( 2013 – 2025 ), Banco GNB Perú ( 2013 – 2022 ), Banco GNB Sudameris S . A . in Colombia ( 2018 – 2022 ), and Corporación Financiera GNB Sudameris ( 2019 – 2022 ) . He has also served as a Board Member of Grupo Nutresa S . A . since 2022 and was previously a Board Member of Grupo Sura S . A . ( 2022 – 2024 ) . Earlier in his career, h e served as Executive Vi c e President of JGB Bank ( 2008 – 2010 ) and worked as a ﬁnancial consultant at The Boston Consulting Group in Santiago, Chile . Mr . Gilinski holds a bachelor’s degree from the University of Pennsylvania . Committee Memberships : N/A Common Shares Held : 6 , 356

9 ANNUAL GENERAL MEETING Camilo Martínez Age: 47 Nationality: Colombia Candidate for Director Camilo Martínez Beltrán is a candidate to become a member of our Board ef f ecti v e July 2026 . He is one of Colombia’s most prominent corporate lawyers and a trusted strategic advisor to the country’s leading business groups, with more than 20 years of experience, particularly in major corporate and ﬁnancial disputes . As Managing Partner of Martínez Quintero Mendoza González Laguado & D e La Rosa (formerly DLA Piper - Martínez Beltrán) since 2015 , he has led the Firm’s transformation into a full - service law ﬁrm wit h more than 120 lawyers and ofﬁces in Bogotá and Madrid . Throughout his career, Mr . Martínez has advise d on high - proﬁle matters across international arbitration, banking and ﬁnance, mergers and acquisitions, litigation, crisis management , and capital markets, and has led acquisitions totaling more than $ 8 billion . In 2025 , h e was once agai n ranked Colombia’s # 1 M&A lawyer by deal volume, after leading transactions worth more than $ 2 . 7 billion . He has also bee n recognized by Chambers and Partners as a leading lawyer in Litigation and Arbitration, Corporate Law, M&A, and Banking and Finance . In addition, Mr . Martínez heade d the Corporate Law Department at Pontiﬁcia Universidad Javeriana for more than six years, where h e continues to teach Corporate Law, and serves as a n arbitrator at the Bogotá Chamber of Commerce . He is admitted to practice law in Colombia and in the State of New York . Mr . Martínez holds a law degree from Pontiﬁcia Universidad Javeriana, a specialization in Financial Legislation from Universidad d e los Andes , and a n LL . M . in Securities and Financial Regulation from Georgetown University . Committee Memberships : N/A Common Shares Held : 265 , 337 Dorita Gilinski Age: 37 Nationality: USA Candidate for Director Dorita Gilinski is a candidate to become a member of our Board ef f ecti v e July 2026 . She is President of JGB Financial Holding Company, a Non - Executive Director of Metro Bank, and a Director and member of the Audit Committee of Banco GNB Paraguay . Ms . Gilinski has extensive experience in strategic planning, stakeholder engagement, marketing, and digital banking , and co - led the launch of Lulo Bank, Colombia’s ﬁrst fully digital bank . She also founded Libros Para Niños, a non - proﬁt organization that connects UK volunteers wit h schools and charities across Latin America . Ms . Gilinski holds a bachelor’s degree from the University of Oxford and holds an MBA from Harvard Business School . Committee Memberships : N/A Common Shares Held : 0

10 ANNUAL GENERAL MEETING Independent Auditors (Resolution 10 ) The Company, at each AGM, appoints auditors to hold ofﬁce until the close of the next AGM . Ernst & Young S . A . S . (a member of Ernst & Young Global) was appointed at the 2025 AGM as independent auditor of the Company until the close of the next AGM . Every year the Audit Committee analyzes the performance and independence of the external auditor of the Company . Upon the recommendation of the Audit Committee, Resolution 10 proposes to appoint Ernst & Young S . A . S . (a member of Ernst & Young Global) as independent auditor to the Company for the ﬁscal year ending 31 December 2026 to hold ofﬁce until the close of the next AGM . Independent Auditors Remuneration (Resolution 11 ) Resolution 11 proposes to authorize the Audit Committee to ﬁx the remuneration of the independent auditors of the Company . Recommendation The Board considers that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole, and recommends Shareholders vote in favor of all the resolutions to be proposed at the AGM . Additionally, at the AGM we will also present the Company’s ﬁnancial statements for the year ended 31 December 2025 , and the respective Auditors’ report and present them to the Shareholders in accordance with Bermuda law . The Company’s Annual Report on Form 20 - F for the ﬁscal year ended 31 December 2025 (including the Company’s ﬁnancial statements and Auditors’ report thereon) is available on our website (www . geo - park . com), and at our online voting platform (www . envisionreports . com/GPRK) . If you would like to receive a hard copy of the ﬁnancial statements and auditors’ report, please request one by email to : investorvote@computershare . com . The Board has established 1 June 2026 , as the record date of the AGM (the “Record Date”) and only holders of record of common shares of the Compan y on such date will b e entitled to receive notice of, to attend and to vote at the AGM or any adjournmen t or postponement thereof . Only Shareholders and their legal proxyholders may attend the AGM . Yours sincerely, Felipe Bayon Chief Executive Ofﬁcer

ANNUAL GENERAL MEETING WWW.GEO - PARK.COM 14 July 2026

Item 5

Dear Shareholders,

When I became Chief Executive Officer last year, I shared a conviction with our Board, our leadership team, and employees: what worked in the past would not be enough to take us to the next stage of value creation. 2025 was therefore a year of strategic reset.

We repositioned the Company with a sharper strategic focus, a lower structural cost base, a stronger balance sheet, and a more disciplined approach to capital allocation. We did this in a materially lower oil price environment while meeting or exceeding every key operating and financial guidance metric for the year.

The work was difficult at times, but necessary. GeoPark enters 2026 as a stronger and better-prepared company. Our strategy is straightforward. We will protect and maximize the value of the platform we have built, and return the Company to disciplined, profitable growth.

Colombia remains the foundation of our business and continues to provide the operational depth, technical knowledge, and cash flow resilience that fund everything we do. In 2025, the strong secondary recovery at Llanos 34, resilient base production at CPO-5, and successful drilling and appraisal activity at Llanos 123 marked a positive inflection point for our Colombian operations. We finished the year with an average production of 28,233 boepd, above the upper end of our guidance range.

At the same time, we advanced the next phase of GeoPark’s growth strategy in Argentina. In October 2025, we closed the acquisition of two high-quality oil blocks in Vaca Muerta, securing operated exposure to more than 12,300 gross acres in the black oil window. Since we took over operations, our team has moved quickly and safely, completing two workover campaigns that significantly improved production, and beginning unconventional development. We are confident that these assets can become a meaningful long-term value driver for GeoPark.

That long-term potential must be pursued with disciplined capital allocation, especially in a more challenging price environment. Brent averaged $68.2 per barrel in 2025, compared with $79.8 in 2024. Lower realized prices were the primary driver of the year-over-year decline in Adjusted EBITDA, which was $277.1 million compared with $416.9 million in 2024. Against that backdrop, we remained disciplined.

During the year, we generated approximately $32 million in cash cost savings through structural efficiency initiatives and established a lower cost base expected to deliver around $45 million in annualized savings from 2026 onward. We also strengthened the balance sheet, ending the year with $100.3 million in cash and net leverage of 1.6 times, with no principal debt maturities until January 2027. In addition, we repurchased $108.3 million in principal amount of our 2030 Notes below par, generating both interest savings and financial gain.

Our approach to M&A reflected the same discipline. Earlier this year, after extensive technical, financial, and strategic analysis, we agreed to acquire Frontera Energy's Colombian upstream assets. When a competing bidder raised the offer and the process moved to a revised valuation, the Board decided not to increase our bid. We made the decision to walk away, consistent with our disciplined approach to growth.

www.geo-park.com

The Board applied the same standard to the dividend program as GeoPark enters a peak investment phase to accelerate Vaca Muerta and strengthen our Colombia platform. A final quarterly dividend will be declared in connection with our second quarter 2026 results, after which dividends will be suspended beginning with the third quarter 2026 results.

Beyond capital allocation, our shareholder base also evolved significantly during the year. Through that change, we stayed focused on acting in the best interests of all our investors. When a single shareholder rapidly accumulated a significant position in GeoPark in mid-2025, the Board acted unanimously and adopted a limited-duration shareholder rights plan. This was a measure to ensure the Board could fully evaluate any potential change of control, review alternatives with independent advisors, and protect the fair treatment of all investors.

Later in the year, we received an unsolicited acquisition proposal from Parex Resources. Following a comprehensive process conducted with independent financial and legal advisors, the Board concluded that the proposal significantly undervalued GeoPark and did not reflect the strength of our strategic plan. The decisions we made positioned the Company to create substantially greater long-term value.

March 2026 marked a different kind of milestone. We welcomed Grupo Gilinski as our new major shareholder following its approximately $107 million investment in newly issued GeoPark common shares. The investment brought primary capital directly into GeoPark, strengthened the Company’s financial position, and aligned a long-term shareholder with our strategic plan. Grupo Gilinski brings deep regional experience in capital allocation, governance, and business building across Latin America.

Our Board is also evolving alongside the Company. I want to express my sincere gratitude to Sylvia Escovar and Marcela Vaca, who are stepping down from GeoPark's Board after years of distinguished service. Both contributed substantively to the Company's governance, strategic direction, and oversight during a period of significant evolution for GeoPark, and both played a central role in advancing our sustainability agenda. Sylvia, in particular, led the Board with steady judgment and integrity during a demanding chapter for the Company.

On behalf of the Board and our leadership team, I thank them for their dedication and commitment to GeoPark.

In March, we welcomed Gabriel Gilinski to the Board. With this year's Annual General Meeting, we are also proposing the election of Camilo Martínez and Dorita Gilinski. Their incorporation, alongside the Board’s continuing members, will further strengthen the Board’s ability to support the execution of GeoPark's strategy with discipline and ambition.

2025 was a transformative year for GeoPark. While much work remains ahead, we are moving forward with confidence in our strategy, our balance sheet, and our portfolio. Most importantly, we are doing so with the support and commitment of the talented women and men of GeoPark, whose dedication continues to define our Company.

Thank you for your continued trust and support.

Sincerely,

Felipe Bayon

Chief Executive Officer

www.geo-park.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: June 8, 2026